Mail Stop 3010

July 29, 2009

VIA U.S. MAIL and FAX 301-574-5383

Joe V. Olree
Chief Financial Officer
Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, MD 20774

> **Re:** **Landmark Land Company, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 15, 2009**
> **File No. 001-08755**

Dear Mr. Olree:

We have reviewed your response letter dated June 26, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

1.   We note your response to our prior comment 1. Please provide an analysis
        explaining the basis for the belief your common stock continues to be registered
        under Section 12(b) and, in particular, discuss the implications of Rule 12g-2. If
        Rule 12g-2 applies, please revise your disclosure as your common stock would
        appear to be registered under Section 12(g) of the Exchange Act.

Financial Statements

General

2.   We have reviewed your response to comment 6. Given the significance of the
        your investment in Apes Hill to your net income for 2008 and 2007 and operating
        income for 2008, we believe that audited financial statements should be provided
        as it would be material information for investors.

Notes to Consolidated Financial Statements

1. Organization and significant accounting policies

(VI) Presidential Golf Club, LLC page F-12

3.   We have reviewed your response to our previous comment. Please provide to use
        how you have complied with EITF 03-16 as it would appear that your interest in
        Presidential Golf Club, LLC is more than minor and that Presidential maintains
        specific ownership account for each investor, accordingly, the provisions of SOP
        78-9 and EITF D-46 would be applicable.

Impairment of long-lived assets, page F-15

4.   Given your response to comment 8, please tell us what management meant in
        their disclosure that "projected cash flows are discounted for real estate held for
        sale and undiscounted for real estate held for or under development and for
        intangible assets." Based upon the disclosure, it would appear that management
        uses two different methods for estimating projected cash flows in an attempt to
        derive a fair market value depending on the type of asset.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief